UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          GENESIS HEALTH VENTURES, INC.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    37183F107
                                    ---------
                                 (CUSIP Number)

                                  April 3, 2003
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [X] Rule 13d-1(b)
                [ ] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 8 Pages

                                  SCHEDULE 13G


CUSIP No.  37183F107                                           Page 2 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                        5        Sole Voting Power
Number of                               1,862,107
 Shares
Beneficially            6        Shared Voting Power
 Owned By                               0
   Each
 Reporting              7        Sole Dispositive Power
  Person                                1,862,107
   With
                        8        Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,862,107

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.51%

12       Type of Reporting Person (See Instructions)

                                    BD, IA, PN

                                  SCHEDULE 13G


CUSIP No.  37183F107                                           Page 3 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                        5        Sole Voting Power
Number of                               0
 Shares
Beneficially            6        Shared Voting Power
 Owned By                               1,862,107
   Each
 Reporting              7        Sole Dispositive Power
  Person                                0
   With
                        8        Shared Dispositive Power
                                        1,862,107

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,862,107

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.51%

12       Type of Reporting Person (See Instructions)

                                    HC

                                  SCHEDULE 13G


CUSIP No.  37183F107                                           Page 4 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                        5        Sole Voting Power
Number of                               0
 Shares
Beneficially            6        Shared Voting Power
 Owned By                               1,862,107
   Each
 Reporting              7        Sole Dispositive Power
  Person                                0
   With
                        8        Shared Dispositive Power
                                        1,862,107

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,862,107

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.51%

12       Type of Reporting Person (See Instructions)

                                    HC

                                                               Page 5 of 8 Pages


Item 1(a)      Name of Issuer:

               Genesis Health Ventures, Inc. (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               101 East State Street, Kennett Square, PA  19348

Item 2(a)      Name of Person Filing:

               The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

               ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

               iii) Michael L. Gordon,  in his  capacities  as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

               This statement relates to Shares (as defined herein) held for the accounts of Angelo, Gordon and fifteen private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser. This statement also relates to Series A Preferred Stock (as defined herein) held for the accounts of Angelo, Gordon and sixteen private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)      Citizenship:

               1)   Angelo, Gordon is a Delaware limited partnership;

               2)   Mr. Angelo is a citizen of the United States; and

               3)   Mr. Gordon is a citizen of the United States.


Item 2(d)      Title of Class of Securities:

               Common Stock, par value $.02 per share (the "Shares").

Item 2(e)      CUSIP Number:

               37183F107

                                                               Page 6 of 8 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               i) Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under
                    Section 203 of the Investment Advisers Act of 1940.

               ii)  Mr. Angelo is a control person of Angelo, Gordon.

               iii) Mr. Gordon is a control person of Angelo, Gordon.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of April 3, 2003, each of the Reporting Persons may be deemed the beneficial owner of 1,862,107 Shares. This number consists of (i) 570 Shares held for the account of Angelo, Gordon, (ii) 1,741,351 Shares held for the account of fifteen private investment funds for which Angelo, Gordon acts a general manager and/or investment adviser, (iii) 34 Shares issuable upon the conversion of the Series A Convertible Preferred Stock ("Series A Preferred Stock") held for the account of Angelo, Gordon, and (iv) 120,152 Shares issuable upon the conversion of the Series A Preferred Stock held for the account of sixteen private investment funds for which Angelo, Gordon acts a general manager and/or investment adviser.

Item 4(b)      Percent of Class:

               The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 4.51% of the total number of Shares outstanding (based on 41,150,164 Shares outstanding at February 14, 2003, as reported in the Issuer's definitive proxy statement on
Schedule  14A filed with the  Securities  and  Exchange  Commission  on March 7,
2003).

Item 4(c)      Number of shares as to which such person has:

         Angelo, Gordon
         --------------
         (i)   Sole  power  to  vote  or  direct  the  vote:           1,862,107

         (ii)  Shared power to vote or to direct the vote                      0

         (iii) Sole  power  to  dispose  or  to  direct  the
               disposition of                                          1,862,107

         (iv)  Shared  power to  dispose  or to  direct  the
               disposition of                                                  0

         Mr. Angelo
         ----------
         (i)   Sole power to vote or direct the vote:                          0

         (ii)  Shared power to vote or to direct the vote              1,862,107

         (iii) Sole power to dispose or to direct the
               disposition of                                                  0

         (iv)  Shared power to dispose or to direct the
               disposition of                                          1,862,107

                                                               Page 7 of 8 Pages


         Mr. Gordon
         ----------
         (i)   Sole power to vote or direct the vote:                          0

         (ii)  Shared power to vote or to direct the vote              1,862,107

         (iii) Sole power to dispose or to direct the
               disposition of                                                  0

         (iv)  Shared power to dispose or to direct the
               disposition of                                          1,862,107

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The partners of Angelo, Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.

               The limited partners of (or investors in) each of the sixteen private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

               Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 8 of 8 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  April 8, 2003                       ANGELO, GORDON & CO., L.P.

                                           By:     AG Partners, L.P.
                                                   Its General Partner

                                           By: /s/ Michael L. Gordon
                                              -------------------------------
                                           Name:   Michael L. Gordon
                                           Title:  General Partner


Date:  April 8, 2003                       JOHN M. ANGELO

                                           /s/ John M. Angelo
                                           -------------------------------------




Date:  April 8, 2003                       MICHAEL L. GORDON

                                            /s/ Michael L. Gordon
                                           -------------------------------------